Exhibit 2.1

VPN COMMUNICATIONS CORPORATION
1061 East Flamingo Road
Las Vegas, Nevada  89119


Directors and Shareholders
OMNETRIX INTERNATIONAL INC.
3025 S. Parker Road, Suite 705
Aurora, Colorado 80014

Gentlemen:

October 25, 2001

The purpose of this letter is to declare that the Stock Purchase Agreement and Plan of Reorganization that was executed by and between VPN COMMUNICATIONS CORPORATION and OMNETRIX INTERNATIONAL INC. on August 1, 2001, attached hereto, is hereby rescinded as of its inception by mutual consent of both parties, with neither party having any further rights or duties thereunder.

Although the agreement was entered into in good faith with a view towards its successful completion and implementation, subsequent events and information just recently discovered have posed insurmountable obstacles in achieving that goal. The forecast inability of OMNETRIX to fulfill conditions subsequent to closing to provide certified financial statement within the required time, and in particular the impact of OMNETRIX's being unable to present suitable evidence for reviewing and auditing certain of its assets and liabilities at this time, have made it impossible for VPN Communications to finalize the transaction. and to progress in a timely manner, Consequently, without the production of such certified statements there can be. little or no ability by VPN to access needed working capital for Omnetrix within the context of the contemplated reorganization.

Arrangements have been made for notification to all concerned parties and for the immediate return of original share certificates to OMNETRIX shareholders without cancellation, and for the cancellation of the VPN shares issued to Omnetrix shareholders, so that all parties will be restored to their original positions with full release of any and all claims.

Gratitude and regrets are sincerely expressed to all parties to the contemplated transaction who have diligently and faithfully extended every effort and gave generously of themselves to fulfill the vision and bring to pass the future of OMNETRIX contemplated by the subject transaction. Even so, the possibility is open that in some other context VPN Communications and OMNETRIX may establish other mutually beneficial relationships that will work for each other at a future time, perhaps in the form of VPN becoming a value-added reseller for Omnetrix telecom traffic, server co-location, and website hosting as contemplated previously.

This rescission is deemed by the parties to be made by the mutual consent of both Omnetrix and VPN Communications, with the duly authorized signatures of the representatives of both organizations set forth below. It is further understood that both parties agree to cause to be prepared and executed any and all further documentation required to carry out the purpose and intent of this rescission, restoring VPN and Omentrix and its shareholders to their original positions as of September 30, 2001 while releasing any claim or cause of action by one against the other,

Sincerely,

VPN COMMUNICATIONS CORPORATION


by /S/ E. G. Marchi
-------------------
E. G. Marchi, President
for the Board of Directors



AGREED and ACCEPTED:

OMNETRIX INTERNATIONAL INC.

By:/S/ W. J. Van Vliet
----------------------
W. J. Van Vliet
President